                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ______________________

                                AMENDMENT NO. 12
                                       TO
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                         _______________________

                               CII FINANCIAL, INC.
                      (Name of subject companies (issuer))

                         CII FINANCIAL, INC., as issuer
         (Names of filing persons (identifying status as offeror, issuer or other person))
                          _______________________

                    7 1/2% CONVERTIBLE SUBORDINATED DEBENTURES
                  DUE SEPTEMBER 15, 2001 OF CII FINANCIAL, INC.
                         (Title of Class of Securities)
                         _______________________

                                    12551LAB7
                      (CUSIP Number of Class of Securities)

                             David Sonenstein, Esq.
                                 General Counsel
                              2716 North Tenaya Way
                               Las Vegas, NV 89128
                            Telephone: (702) 242-7046
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                            Stephen P. Farrell, Esq.
                              Howard A. Kenny, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                            Telephone: (212) 309-6000

                            CALCULATION OF FILING FEE
                 Transaction Valuation (1)     Amount of Filing Fee
                         $47,059,000                  $12,424

(1) Pursuant to Rule 457(f)(2)  under the Securities Act of 1933, this amount is based upon the book value of the $47,059,000 aggregate principal amount of the 7
1/2%  convertible  subordinated  debentures due September 15, 2001,  that may be received in the exchange offer.

[X] Check box if any part of the fee is offset as  provided  by Rule 0-11 (a)(2)
and  identify  the filing with which the  offsetting  fee was  previously  paid.
Identify the previous filing by registration  statement  number,  or the Form or
Schedule and the date of its filing.

Amount Previously Paid:  $12,424
Form or Registration No.:  Form S-4 (File No. 333-52726)
Filing Party:  CII Financial, Inc.
Date Filed:  December 26, 2000

[ ] Check the box if the filing  relates  solely to  preliminary  communications made before the commencement of a tender offer.

Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

[   ] third party tender offer subject to Rule 14d-1.
[ X ] issuer tender offer subject to Rule 13e-4.
[   ] going private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

                                  INTRODUCTION

     This Amendment No. 12 to a Tender Offer Statement on Schedule TO relates to the offer by CII Financial, Inc., a California corporation ("CII Financial"), to exchange up to $47,059,000 of the  outstanding 7 1/2%  convertible  subordinated debentures due September 15, 2001  ("Debentures"),  of CII Financial,  Inc., (or
such lesser number as are properly  tendered) for new senior  debentures or cash
(the "Exchange  Offer"),  upon the terms and subject to the conditions set forth in CII Financial's Registration Statement on Form S-4 (File No. 333-52726) filed with the Securities and Exchange Commission on December 26, 2000, and as amended on  February  5, 2001,  March 1, 2001,  March 30,  2001 and April 18,  2001 (the
"Registration Statement").

     The information in the Registration  Statement and the exhibits thereto are incorporated  herein by reference  in this  Schedule TO in answer to some of the items required in this Schedule TO.

     CII Financial hereby amends and supplements the Schedule TO as follows:

ITEM 4.  Terms of the Transaction

     The  Exchange  Offer  expired at 7:00 p.m.,  New York City time,  on May 2,
2001.  CII  Financial  accepted   $41,856,000   aggregate  principal  amount  of
Debentures in exchange for new senior  debentures  and cash. Of the total amount tendered,  $32,651,000  aggregate  principal  amount were  tendered for cash and
$9,205,000  were  tendered  for new  senior  debentures.  Under the terms of the
Exchange  Offer,  CII  Financial  offered to  purchase a maximum of  $27,059,000 aggregate  principal amount of Debentures for cash.  Accordingly,  CII Financial will purchase  $27,059,000  principal  amount of  Debentures  for cash and issue
$14,797,000 principal amount of new senior debentures.  Each holder who tendered for cash will receive cash for 82.873% of the holder's  Debentures  tendered for cash at a price of $739.12  per $1,000  principal  amount and will  receive  new senior debentures for 17.127% of the holder's Debentures tendered for cash.

ITEM 11. Additional Information

     On May 3, 2001, CII Financial  issued a press release  announcing the final results of the exchange  offer,  a copy of which is filed as Exhibit  (a)(26) to this  Amendment  No.  12 to  the  Schedule  TO  and is  incorporated  herein  by reference.

ITEM 12.      Materials to be filed as Exhibits.

(a)(25)*   Press Release Issued by the Company on May 2, 2001.

(a)(26)*   Press Release Issued by the Company on May 3, 2001.

__________________

*Previously filed with the Securities and Exchange Commission.

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    May 3, 2001

                                        CII FINANCIAL, INC.

                                        By:  /s/ Kathleen M. Marlon
                                             Name:  Kathleen M. Marlon
                                             Title: President, Chief Executive
                                                    Officer and Chairman

                                INDEX TO EXHIBITS

                                     Exhibit
Exhibit
Number

(a)(25)*   Press Release Issued by the Company on May 2, 2001.

(a)(26)*   Press Release Issued by the Company on May 3, 2001.

______________

*Previously filed with the Securities and Exchange Commission.